BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

October 29, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Mr. Al Pavot, Senior Accountant

Ms. Erin Jaskot, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed on March 26, 2010

File No. 001-14649

Dear Mr. O’Brien, Ms. Long, Ms. Rocha, Mr. Pavot and Ms. Jaskot:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, received October 18, 2010 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 26, 2010. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K and the Definitive Proxy Statement. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or the Definitive Proxy Statement, unless the context indicates otherwise.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Mr. Al Pavot, Senior Accountant

Ms. Erin Jaskot, Esq.

October 29, 2010

Liquidity and Capital Resources, page 25

You have stated that “the Company does not believe that the information obtained regarding inventory in the distribution channel would be meaningful to investors.” In this regard, we understand that although you may not have precise knowledge of the inventory levels in your distribution channels, you do possess data that could reasonably indicate whether the likelihood of an inventory build-up has materially increased. For example, if your distributors regularly provide you with any documentation containing inventory data and if such data reflects a material increase in inventory then presumably the probability of an inventory build-up is greater than if such data reflected a decrease in inventory. We understand that this was the case with your 2005 interim results. Similarly, if you have any oral communications with your distributors which are indicative of an increase in the wholesale and/or retail distributor inventory levels, then presumably the probability of an inventory build-up is greater than if such communications suggested a decrease in inventory. We assume that the data you characterize as “Inventory Knowns” can also be analyzed in a similar manner. In addition, we note certain disclosures which suggest that you in fact have some degree of visibility with respect to distributor inventory levels. For example, on page 18 of your December 31, 2009 10-K you highlighted the 2009 reduction in customer and dealer inventory levels. Also, in your April 30, 2009 and November 8, 2009 earnings conference calls, you specifically addressed changes in distributor inventory levels and the expected impact on future near-term sales. Further, in your August 3, 2010 earnings conference call you addressed the high inventory levels in your distribution channels.

The concern is that inventory build-ups in your distribution channel can have a material adverse impact on your near-term operating results. The interest of stockholders can be adversely impacted by the consequences of an undisclosed change in the likelihood of this event. Regarding your statement that “it is virtually impossible to report on the effects of distributor inventory levels on near term sales,” it is our understanding, as described in our prior comment, that the potential adverse impact resulting from such an inventory build-up is self-evident. Consequently, please note that the disclosures required by Section 501.02 of the Financial Reporting Codification apply to known uncertainties as well as known events. Therefore, any information that you have which is indicative of a possible increase in the likelihood of a distribution channel inventory build-up is a required disclosure unless you can conclude in a reasonable and objective manner that: (1) it is not reasonably likely that an inventory build-up has occurred, and; (2) that it is not reasonably likely that the impact on future operating results or liquidity would be material. Based on your own representations, it is unclear whether management could make the first determination. Regarding the second determination, please see the corresponding risk factor on page 15 of your December 31, 2007 form 10-K. Given the

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Mr. Al Pavot, Senior Accountant

Ms. Erin Jaskot, Esq.

October 29, 2010

historical evidence and the representations in your letter, it is unclear how you determined that the risk described therein is no longer an appropriate disclosure. Please consistently provide a current and informative disclosure on this issue within the MD&A and Risk Factor sections of your future filings.

RESPONSE:

The Company will reinstate the risk factor in its Annual Report on Form 10-K relating to inventory build-ups in its distribution channel in future filings. In addition, the Company will consistently provide a current and informative disclosure on this issue within its MD&A section of its future filings.

Definitive Proxy Statement

We note the draft disclosure you have provided in response to our prior comment 2. When including similar disclosure in future filings, please disclose (1) whether the achievement of positive EPS triggers an automatic payout for long-term compensation at 100% of target or if it is instead paid based on a sliding scale, and (2) the actual target level payouts as a percentage of base salary for each named executive officer for the annual incentive plan and for long-term compensation, as opposed to simply providing range of target payouts for the named executive officers.

RESPONSE:

The Company will include the requested disclosure in future definitive proxy statements.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS PLC

/s/ Brian M. Brown

Brian M. Brown

BMB:mwl

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Mr. Al Pavot, Senior Accountant

Ms. Erin Jaskot, Esq.

October 29, 2010

cc:	James E. Cline, Vice President and Chief Financial Officer
William R. Gupp, Chief Administrative Officer, General Counsel and Secretary